August 6, 2025

Udi Gilboa
Executive Chairman
Nasus Pharma Ltd.
Yigal Alon 65
Tel Aviv, Israel 6744317

       Re: Nasus Pharma Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 28, 2025
           File No. 333-288582
Dear Udi Gilboa:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Prospectus Summary
Our Company, page 1

1. Please revise under this heading and your Business section where appropriate to disclose whether you have filed INDs with the FDA for the clinical trials of NS001 and NS002. If so, disclose the date each IND was filed and whether they are still active.
Report of Independent Registered Public Accounting Firm, page F-3

2. Please ensure that your independent registered public accounting firm finalizes its report prior to effectiveness.
 August 6, 2025
Page 2
Exhibits

3. Please provide a finalized and currently dated consent from your independent registered public accounting firm prior to effectiveness.
4. Please revise your legal opinions filed as Exhibits 5.1 and 5.2 to opine on the volume of securities being registered.

        Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Eric Victorson, Esq.